UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AEP INDUSTRIES INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

001031103

(CUSIP Number)

AEP Industries Inc.

95 Chestnut Ridge Road

Montvale, New Jersey 07645

(201) 641-6600

attn.: Paul C. Vegliante

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001031103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul C. Vegliante
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,588
	8.	Shared Voting Power 306,068
	9.	Sole Dispositive Power 8,588
	10.	Shared Dispositive Power 306,068
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 314,656
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 001031103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 2012 Paul Vegliante Children’s Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 51,500
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 51,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 001031103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 2012 Carolyn Vegliante Children’s Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 51,500
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 51,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 001031103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carolyn Vegliante C/F Danielle Vegliante UTMA NJ
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 782
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 782
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 782
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 001031103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carolyn Vegliante C/F Mia Vegliante UTMA NJ
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 782
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 782
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 782
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 001031103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carolyn Vegliante C/F Nicholas Vegliante UTMA NJ
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 782
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 782
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 782
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 001031103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carolyn D. Vegliante
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 200,722
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 200,722
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,722
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $0.01 per share (the “Common Stock”), of AEP Industries Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 95 Chestnut Ridge Road, Montvale, New Jersey 07645.

Item 2.	Identity and Background

(a) This statement is being jointly filed by Paul C. Vegliante; 2012 Paul Vegliante Children’s Trust, a New Jersey irrevocable trust (“Paul Vegliante Children’s Trust”); 2012 Carolyn Vegliante Children’s Trust, a New Jersey irrevocable trust (“Carolyn Vegliante Children’s Trust”); Carolyn Vegliante C/F Danielle Vegliante UTMA NJ (“Danielle UTMA NJ”); Carolyn Vegliante C/F Mia Vegliante UTMA NJ (“Mia UTMA NJ”); Carolyn Vegliante C/F Nicholas Vegliante UTMA NJ (“Nicholas UTMA NJ”); and Carolyn D. Vegliante (each of Paul C. Vegliante, Paul Vegliante Children’s Trust, Carolyn Vegliante Children’s Trust, Danielle UTMA NJ, Mia UTMA NJ, Nicholas UTMA NJ and Carolyn D. Vegliante may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons”).

(b) The business address of each of the Reporting Persons is 95 Chestnut Ridge Road, Montvale, New Jersey 07645.

(c) Paul C. Vegliante’s present principal occupation is Executive Vice President, Operations of the Issuer. Carolyn D. Vegliante is a homemaker.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) Paul C. Vegliante and Carolyn D. Vegliante are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Berry Plastics Group, Inc. (“Parent”) has entered into voting agreements (the “Voting Agreements”) with certain stockholders of the Issuer, including (i) J. Brendan Barba and The Brendan Barba GRAT Number Nine; (ii) Carolyn D. Vegliante, on behalf of herself and her children; (iii) Lauren K. Powers; (iv) John J. Powers, the 2012 Lauren Powers Trust FBO Kyle Powers, the 2012 Lauren Powers Trust FBO Ryan Powers, the 2012 Lauren Powers Trust FBO Griffin Powers and the 2012 Lauren Powers Trust FBO Brenna Powers; (v) Paul C. Vegliante, Paul Vegliante Children’s Trust and Carolyn Vegliante Children’s Trust; (vi) Paul M. Feeney; and (vii) Soko Marie Angel. The transactions contemplated by the applicable Voting Agreements are not expected to require the payment of any funds by the Reporting Persons.

Item 4.	Purpose of Transaction

On August 24, 2016 the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent, Berry Plastics Corporation, a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Holdings”), Berry Plastics Acquisition Corporation XVI, a Delaware corporation and a direct wholly owned subsidiary of Holdings (“Merger Sub”), and Berry Plastics Acquisition Corporation XV, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Holdings (“Merger Sub LLC”), providing for (i) the merger of Merger Sub with and into the Issuer (the “First-Step Merger”), with the Issuer surviving the First-Step Merger, and, (ii) thereafter, the merger of the Issuer with and into Merger Sub LLC (the “Second-Step Merger” and, together with the First-Step Merger, the “Integrated Mergers”), with Merger Sub LLC surviving as a wholly owned subsidiary of Holdings.

At the effective time of the First-Step Merger (the “Effective Time”), each share of Common Stock (including shares underlying Issuer’s restricted stock awards), issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock (i) owned by the Issuer as treasury stock, (ii) owned by Parent, Holdings, Merger Sub or Merger Sub LLC and (iii) shares of Common Stock with respect to which holders have properly exercised and perfected a demand for appraisal rights pursuant to the Delaware General Corporation Law) will be converted into the right to receive, at the stockholder’s election, $110 in cash (the “Cash Consideration”) or 2.5011 shares (the “Exchange Ratio”) of Parent common stock (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”), subject to the terms and conditions set forth in the Merger Agreement. The Merger Consideration in the Integrated Mergers will be prorated as necessary to ensure that 50% of the total outstanding shares of the Issuer entitled to receive Merger Consideration will be exchanged for cash and 50% of such shares will be exchanged for Parent common stock.

Voting Agreements

Concurrently with the execution of the Merger Agreement, the Reporting Persons (in addition to the other parties to the Voting Agreements) entered into the Voting Agreements. The Voting Agreements generally require, subject to certain exceptions, such stockholders to vote, or cause or direct to be voted, all of the shares of Common Stock beneficially owned by them in favor of adoption of the Merger Agreement and the Integrated Mergers and against matters that would reasonably be expected to materially impede, interfere with, delay or postpone any of the transactions contemplated by the Merger Agreement. Additionally, the stockholders are prohibited from (i) taking certain actions to solicit, initiate or knowingly encourage or knowingly facilitate any alternative acquisition proposal provided that the stockholders may take such actions consistent with the Merger Agreement in their respective capacities as officers or directors of the Issuer or (ii) transferring their shares, subject to certain exceptions. The voting agreements automatically terminate without any further action required by any person upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; and (c) except as otherwise permitted pursuant to the Merger Agreement, the making of any material change, by amendment, waiver or other modification to any provision of the Merger Agreement that decreases the amount or changes the form of the consideration to the stockholders of the Issuer.

The foregoing summaries of the Merger Agreement and Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements which are incorporated by reference as Exhibits 1 and 2, respectively.

The Reporting Persons have not expended any funds in connection with the execution of the Voting Agreements. As Paul C. Vegliante is the spouse of Carolyn D. Vegliante and a trustee of Carolyn Vegliante Children’s Trust, he may be deemed to have beneficial ownership of the Common Stock held be each of the other Reporting Persons.

Except as set forth in this Schedule 13D or as contemplated by the Merger Agreement and Voting Agreements, the Reporting Persons have no present plans or proposals which relate to or which would result in any of the transactions described in Item 4 of this statement.

Item 5.	Interest in Securities of the Issuer

(a) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference. The percentage of the class beneficially owned by the Reporting Persons is based on 5,113,801 outstanding shares of Common Stock of the Issuer, as reported by the Issuer in its Quarterly Report on Form 10-Q for the year ended April 30, 2016.

(b) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer since the most recent filing on Schedule 13D by the Reporting Persons, except as described herein.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Agreement between the Reporting Persons to File Jointly

Exhibit 2	Agreement and Plan of Merger, dated as of August 24, 2016, by and among Berry Plastics Group, Inc., Berry Plastics Corporation, Berry Plastics Acquisition Corporation XVI, Berry Plastics Acquisition Corporation XV, LLC and AEP Industries Inc. (incorporated by reference to Exhibit 2.1 of Form 8-K of the Issuer, filed with the Securities and Exchange Commission on August 26, 2016)

Exhibit 3	Form of Voting Agreement, dated as of August 24, 2016, by and among Berry Plastics Group, Inc., and certain Issuer stockholders

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 2016
Date

/s/ Paul C. Vegliante
Signature

Paul C. Vegliante
Name/Title

September 1, 2016
Date

/s/ Carolyn D. Vegliante
Signature

Carolyn D. Vegliante
Name/Title

2012 Paul Vegliante Children’s Trust
By: Carolyn D. Vegliante, Trustee

September 1, 2016
Date

/s/ Carolyn D. Vegliante
Signature

Carolyn D. Vegliante, Trustee
Name/Title

By: J. Brendan Barba, Trustee

September 1, 2016
Date

/s/ J. Brendan Barba
Signature

J. Brendan Barba, Trustee
Name/Title

2012 Carolyn Vegliante Children’s Trust
By: Paul C. Vegliante, Trustee

September 1, 2016
Date

/s/ Paul C. Vegliante
Signature

Paul C. Vegliante, Trustee
Name/Title

By: J. Brendan Barba, Trustee

September 1, 2016
Date

/s/ J. Brendan Barba
Signature

J. Brendan Barba, Trustee
Name/Title

Carolyn Vegliante C/F Danielle Vegliante UTMA NJ
By: Carolyn D. Vegliante, Custodian

September 1, 2016
Date

/s/ Carolyn D. Vegliante
Signature

Carolyn D. Vegliante, Custodian
Name/Title

Carolyn Vegliante C/F Mia Vegliante UTMA NJ
By: Carolyn D. Vegliante, Custodian

September 1, 2016
Date

/s/ Carolyn D. Vegliante
Signature

Carolyn D. Vegliante, Custodian
Name/Title

Carolyn Vegliante C/F Nicholas Vegliante UTMA NJ
By: Carolyn D. Vegliante, Custodian

September 1, 2016
Date

/s/ Carolyn D. Vegliante
Signature

Carolyn D. Vegliante, Custodian
Name/Title